Exhibit 99.1

Management’s Discussion and Analysis
For the Three-month Period Ended March 31, 2010

LABOPHARM INC.
Management’s Discussion and Analysis
For the Three-month Period Ended March 31, 2010

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at March 31, 2010 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2009 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These differ in some respects from GAAP in the United States [“U.S. GAAP”]. A reconciliation to U.S. GAAP can be found in note 11 of our unaudited interim consolidated financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month period ended March 31, 2010, as compared to the three-month period ended March 31, 2009. This review was performed by management with information available as at May 5, 2010. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

  our plans to develop and commercialize product candidates and the timing of these development programs;

  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  clinical development of our products and product candidates, including the results of current and future clinical trials;

  the benefits of our drug delivery technologies, products and product candidates as compared to others;

  our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

  our estimates of the size of the potential markets for our products and product candidates;

  our selection and licensing of products and product candidates;

  our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

  the rate and degree of market acceptance of our products;

  the timing and amount of reimbursement for our products;

  the success and pricing of other competing therapies that may become available;

  our ability to hire and retain qualified employees;

  the manufacturing capacity of our third-party manufacturers for our products and product candidates;

  the successful completion of the joint venture transaction with Gruppo Angelini discussed hereafter, the ability of the joint venture to timely launch and market OLEPTRO™ in the United States, and the ability of the joint venture to finance its operations, generate acceptable financial returns, generate positive cash flows or make distributions; and

  other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2009 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our lead product, a once-daily formulation of the analgesic tramadol, is being commercialized internationally and we are continuing to pursue additional launches in key markets around the world. Our second product, OLEPTRO™, a novel once-daily formulation of trazodone (a serotonin antagonist reuptake inhibitor) for the treatment of major depressive disorder [“MDD”] has received regulatory approval from the United States Food and Drug Administration [“FDA”] and we are in the process of finalizing the commercialization plan for our product with the intention of launching it in the U.S. market during 2010 through our joint venture with Gruppo Angelini which was announced on April 29, 2010. We have submitted an application for regulatory approval in certain countries in Europe for our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen into a single tablet and plan to pursue regulatory approval in other countries. We are also developing a series of abuse- and misuse-deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing our Contramid® or our polymeric nano-delivery system™ [“PNDS™”] technologies.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor, is intended to provide a new treatment option for patients with MDD that addresses some of the issues with use of existing antidepressants. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction, and adverse events such as weight gain. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep and a well tolerated adverse event profile, including a rate of sexual dysfunction which was not significantly different than placebo and no weight gain compared to placebo.

On February 2, 2010, our novel once-daily trazodone formulation, which we have branded OLEPTRO™, was approved by the FDA. On April 29, 2010, we entered into an agreement with Gruppo Angelini to establish a joint venture [“Angelini Labopharm”] for the commercialization of OLEPTRO™ in the United States. Angelini Labopharm will be 50 percent owned by each of Gruppo Angelini and us.

As part of the joint venture agreement, we will grant Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In exchange, we will receive a total consideration comprised of the following: (i) a 50% ownership interest in Angelini Labopharm valued at US$26,000 based on Gruppo Angelini’s cash contribution to the joint venture; (ii) a cash payment of US$26,000 from Angelini Labopharm upon completion of the joint venture agreement; and (iii) in addition, we are eligible to receive up to US$40,000 from Angelini Labopharm upon OLEPTRO™ achieving certain sales milestones (or US$20,000 after giving effect to our 50% participation in the joint venture).

Gruppo Angelini and Labopharm [the “Partners”] will each initially contribute US$14,000 to Angelini Labopharm to fund a total of US$28,000 in initial working capital to support the launch of OLEPTRO™ in the United States. The ongoing cash requirements of Angelini Labopharm will be reviewed on a quarterly basis and the Partners will jointly make additional contributions as required and as mutually agreed upon. The Partners will each be entitled to 50% of the joint venture's net income and, as of September 30, 2011, all excess cash flows will be distributed to the Partners on a quarterly basis.

As a result of the joint venture agreement, the 2007 cross-licensing agreement between Gruppo Angelini and Labopharm will be amended such that the royalty on end user net sales in the United States to be paid by us to Gruppo Angelini is 1.5% on end user net sales in excess of US$50,000. In addition, we will pay Gruppo Angelini a royalty of 5% on the up-front and milestone payments received in excess of US$40,000.

Upon completion of the transaction, Angelini Labopharm will reimburse us for certain of the pre-launch expenses that we have paid in 2010 related to the launch of OLEPTRO™ in the United States. The transaction is expected to be completed by the end of May 2010 and is subject to conditions customary to such transactions.

In October 2009, our New Drug Submission in Canada for OLEPTRO™ was accepted for review with a targeted action date of August 4, 2010. We also plan to seek regulatory approval in other countries.

Our commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. To date, we have entered into agreements for the marketing and distribution of our product in the United States, several European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil, among others. In addition, in March 2010 we completed a licensing and distribution agreement for our once-daily tramadol product with Nippon Shinyaku Co., Ltd. of Japan [“Nippon Shinyaku”]. Under the terms of the agreement, Nippon Shinyaku has the exclusive right to market and sell our once-daily tramadol product in Japan. We will supply Nippon Shinyaku with unpackaged tablets and will receive a fixed transfer price, as well as a royalty on net sales of the product. Regulatory approval in Japan may require additional clinical trials and Nippon Shinyaku will assume all costs related to the clinical and regulatory approval process. We will receive an up-front payment as a result of the signature of the agreement and are eligible to receive additional payments related to the achievement of certain regulatory and commercialization milestones. Our once-daily tramadol product is currently being marketed and sold in 19 countries, including the United States, Canada, major European markets and Australia. During the first quarter of 2010, our product was launched in Switzerland by our licensing and distribution partner Gebro Pharma AG under the brand name Tramactil Uno and in Portugal by our licensing and distribution partner Kironfarma - Productos Farmacêuticos, Lda under the brand name Tridural. We are pursuing licensing and distribution agreements for other markets around the world and are in discussion with potential partners to commercialize our product in other jurisdictions.

Our twice-daily formulation of tramadol and acetaminophen is designed to improve patient benefit by extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our Contramid® technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

In December 2009, we initiated the regulatory approval process for our twice-daily tramadol-acetaminophen formulation in Europe under the Decentralized Procedure [“DCP”] through the submission of a marketing authorization application with a Reference Member State (Iceland). The DCP provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe. The regulatory authorities of both Reference Member State and Concerned Member States will achieve consensus regarding approval of the product and all Member States grant national Marketing Authorizations thereafter based upon that consensus decision. In October 2009, we completed an exclusive distribution and supply agreement with Grünenthal GmbH [“Grünenthal”] for a certain number of countries in Europe, under which we will supply Grünenthal with unpackaged tablets and will receive a fixed price generating a gross margin. We are currently in discussion with Grünenthal to potentially expand our agreement to include additional European countries. We have also initiated discussions with potential marketing and distribution partners in Canada, as well as other countries around the world where we also plan to seek regulatory approval, and are currently evaluating the merits of our dossier for filing in the U.S. and Canada.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, Contramid®. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Controlled-release medications offer significant value to patients. However, the abuse and misuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our abuse- and misuse-deterrent technology platform, INTELLITAB™, will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief.

In April 2010, we reported positive pilot pharmacokinetic [“PK”] study results for our first product based on our INTELLITAB™ platform, a twice-daily, abuse- and misuse-deterrent formulation of the analgesic product that combines oxycodone-acetaminophen in a single tablet. The study was a randomized, three-way cross-over study to compare the PK profile of a single dose of our INTELLITAB™-based oxycodone-acetaminophen formulation with two doses of immediate release oxycodone-acetaminophen, as well as to determine the effect of crushing our INTELLITAB™-based oxycodone-acetaminophen formulation on its PK profile. The results of the study demonstrated that our extended release, INTELLITAB™-based oxycodone-acetaminophen formulation met the regulatory requirements for bioavailability compared to the same dose of the immediate release formulation administered six hours apart, as well as controlled release of both oxycodone and acetaminophen over a 12-hour period. Importantly, the study also demonstrated the ability of INTELLITAB™ to control the release of oxycodone when crushed, such that bioequivalent exposure is achieved and controlled release properties are maintained. Based on these results, we look forward to initiating the pivotal clinical trial program on our formulation, as well as exploring opportunities to possibly partner with pharmaceutical companies on this product, as well as other potential products for which applying the INTELLITAB™ platform may be beneficial.

In addition to those products based on our Contramid® technology, we are developing product candidates based on our PNDS™ technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS™ intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform. In addition, we have entered into a feasibility study agreement with a third-party under which we agreed to formulate drug compounds of the third-party using our PNDS™ technology.

Our Goal

Our goal is to leverage the commercialization of our products to generate attractive returns for our shareholders. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration can best maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development and commercial activities. As at March 31, 2010, we had an accumulated deficit of $281,882. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. In February 2010, we completed a public offering resulting in net proceeds of approximately $22.0 million, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. Upon completion of the license agreement with the joint venture created with Gruppo Angelini, we will receive an amount of US$26,000 of which US$14,000 will be initially contributed to the joint venture to fund a portion of its working capital requirements. In November 2009, we signed a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares, at the conditions further described hereafter. As at March 31, 2010, $24,000 of the SEDA remains available.

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond March 31, 2011. In light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Revenue

Revenue from product sales, the gross margin thereon, and royalties will be key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our products and increase sales in various markets throughout 2010 and beyond, including OLEPTRO™ in the United States. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product and our twice-daily formulation of tramadol and acetaminophen product, that cover a number of countries, and which have generated a combined $47,281 to date in licensing payments. Furthermore, as previously discussed, we should shortly receive US$26,000 in cash as a result of the exclusive license agreement for OLEPTRO™ granted to Angelini Labopharm.

Under our agreement with Purdue Pharma Products L.P. [“Purdue Pharma”] for the marketing of our once-daily tramadol product in the United States market under the brand name RYZOLT™, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we have and will be recording revenue from product sales generating essentially no gross margin. Our agreement with Purdue Pharma provides for a 20% royalty on their net sales.

Selling, General and Administrative Expenses

As we expand our operations in order to become an international commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain an international organization with increasingly diverse operations, as we expand our primary focus to include not only research and development activities, but also a more significant role in the commercialization and marketing of our products.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the three-month period ending March 31, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified certain critical accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2009, which is included in our 2009 annual report.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations.

Revenue

For the three-month period ended March 31, 2010, total revenue amounted to $4,693 compared to $4,957 for the three-month period ended March 31, 2009.

For the three-month period ended March 31, 2010, product sales of our once-daily tramadol product were $3,228, a $574 reduction compared to $3,802 in product sales recorded for the three-month period ended March 31, 2009. This reduction is primarily explained by a $353 decrease due to the unfavourable year over year variance in the exchange rate of the Euro compared to the Canadian dollar as a significant portion of our sales are denominated in Euros. Our product sales for the quarter were also affected by a $406 reserve for future price adjustments associated with the sampling program of one of our customers. No product sales were recorded for the U.S. market during the three-month period ended March 31, 2010 or 2009.

During the three-month period ended March 31, 2010, we recognized licensing revenue of $594, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product, as well as our tramadol-acetaminophen combination product. Licensing revenue for the three-month period ended March 31, 2009 was $1,155. The decrease is primarily due to the increase, as of January 1, 2010, of the estimated term over which we are recognizing the balance of the up-front payment of the US$20 million received from Purdue Pharma in 2005. This up-front payment is recognized on a straight-line basis over the estimated term during which we have substantive contractual obligations to Purdue Pharma, namely the ongoing supply of product at cost, now estimated to be until December 2013. Previously, this contractual obligation was for an eighteen-month period post launch which was estimated to end in November 2010. Prior to January 1, 2010, we were recognizing $867 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate the amount will be $199 per quarter.

During the three-month period ended March 31, 2010, we recorded $600 of royalties from the sale of RYZOLT™ in the U.S., while there was no royalty in the corresponding period last year as the product was only launched in May 2009.

Revenue from research and development collaborations amounted to $271 for the three month period ended March 31, 2010, and was related to two agreements: (i) a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, and (ii) a feasibility study agreement with a third-party under which we will formulating a number of its drug compounds using our PNDS™ technology.

Cost of Goods Sold

For the three-month periods ended March 31, 2010 and 2009, cost of goods sold (excluding amortization) was $1,453 and $1,393, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

For the three months ended March 31,	2010	2009
(in thousands of dollars)
Product sales	3,228	3,802
Cost of goods sold	1,453	1,393
Gross margin	1,775	2,409
Gross margin %	55%	63%

For the three-month period ended March 31, 2010, the decrease in our gross margin percentage compared to the corresponding period in 2009 reflects the following: (i) a lower average selling price per tablet due to a lower Euro to Canadian dollar exchange rate in the three-month period ended March 31, 2010 compared to the corresponding period in 2009; (ii) the $406 reserve for future price adjustments recorded as a reduction in revenue in the three-month period ended March 31, 2010 as discussed previously, and (iii) during the three-month period ended March 31, 2009, we reversed a write-down, taken in 2007, of a deposit made to a vendor for the manufacturing of our once-daily tramadol product, and as a result recorded an amount of $240 as a reduction of cost of goods sold.

Our gross margin will also vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended March 31, 2010 were $2,465 compared to $4,283 for the three-month period ended March 31, 2009. The decrease is primarily due to lower clinical trial expenses, as well as various cost-reduction initiatives including the reduction in workforce announced in November 2009. In the first quarter of 2009, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), as well as a pharmacokinetic study for our once-daily trazodone formulation.

Provincial refundable research and development tax credits for the three-month period ended March 31, 2010 were $300, unchanged from the corresponding period last year.

Our once-daily formulation of trazodone and our INTELLITAB™ platform are the two most significant projects that have not yet generated significant operating revenue. A detailed description of the development stage of these projects, the type of expenditures made and to be made, and the plan to take these projects forward are included in the Overview section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended March 31, 2010 were $7,333 compared to $6,768 for the three-month period ended March 31, 2009, an increase of $565 or 8%. The increase is primarily due to approximately $2,300 of pre-launch expenses for OLEPTRO™ as we prepare to launch our recently approved once-daily trazodone formulation in the third quarter of this year. Significant costs were incurred with respect to the recruitment and deployment of a targeted medical science liaison group, the evaluation and selection of a third-party logistics services provider, our managed care initiatives, our state licensing process, initiating the sales force recruitment using a contract sales organization, sales training modules, various marketing activities such as positioning and messaging, master visual aids, patient brochure, market research attendance, planning of convention presence, public relations, message development, media training, and other related pre-launch activities. Following our joint venture agreement with Gruppo Angelini announced on April 29, 2010, our pre-launch expenses related to OLEPTRO™ will be reimbursed by the joint venture in which we have a 50% share. The increase in selling, general and administrative due to the OLEPTRO™ pre-launch expenses was partially offset by significant reduction in other areas including: (i) a $399 reduction in our share of patent defense litigation costs with respect to our once-daily tramadol product in the United States in the three-month period ended March 31, 2010 compared to the corresponding period in 2009; (ii) the elimination of our pilot scale sales force in the United Kingdom as a result of our license and distribution agreement with Merck Sharp & Dohme Limited [“MSD”] announced in December 2009; (iii) a $190 reduction in non-cash stock based-compensation expense primarily due to a lower number of options being granted in 2010 compared to the corresponding period in 2009; and (iv) a reduction in the use of various consultants in other areas, as well as other cost reduction initiatives, including the reduction workforce announced in November 2009.

Financial Expenses

Financial expenses for the three-month period ended March 31, 2010 were $1,097 compared to $1,014 for the three-month period ended March 31, 2009. The increase is primarily attributable to the interest on our share of patent defense litigation costs payable to Purdue Pharma.

Interest Income

Interest income for the three-month period ended March 31, 2010 was $168 and included an amount of $150 reflecting an increase in the estimated fair value of our long-term investment.

This increase in the estimated fair value is primarily due to the discount rate used to evaluate the long-term investment and the passage of time, as well as the recalibration of our discounted cash flow model to reflect current observable market data. Interest income for the three-month period ended March 31, 2009 was $187 and did not include any adjustment to the fair value of our long-term investment.

Foreign Exchange Gain (Loss)

For the three-month period ended March 31, 2010, we recorded a foreign exchange loss of $635, compared to a gain of $503 for the three-month period ended March 31, 2009. The foreign exchange loss in the three-month period ended March 31, 2010 is primarily due to the foreign exchange loss on the excess cash temporarily held in U.S. currency following our equity financing completed in February 2010, partially offset by the foreign exchange gain recorded on our long-term debt and other payables denominated in U.S. dollars. The foreign exchange gain in the three-month period ended March 31, 2009 is due primarily to the realized gain on the maturity of marketable securities denominated in U.S. dollars partly offset by the strengthening of the U.S. dollar versus the Canadian dollar and the unfavourable impact this fluctuation had on our long-term debt denominated in U.S. dollars. As at March 31, 2010, we held US$5,799 of marketable securities for which an unrealized foreign exchange loss of $182 is included as an element of accumulated other comprehensive income. Once these investments mature in 2010, any realized gain or loss will then be recorded into income.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended March 31, 2010 was $8,257 or $0.13 per common share, compared with $7,974 or $0.14 per common share, for the three-month period ended March 31, 2009. The increase in net loss is primarily the result of lower revenues, higher selling, general and administrative expenses, and unfavourable foreign currency fluctuation, offset in large part by lower research and development expenses.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2010	2009	2009	2009	2009	2008	2008	2008
Product sales	3,228	4,664	5,187	4,827	3,802	3,278	3,863	3,859
Licensing	594	1,238	1,191	1,318	1,155	1,155	5,576	1,064
Royalties and other	871	819	247	124	—	—	—	—
Total revenue	4,693	6,721	6,625	6,269	4,957	4,433	9,439	4,923
Net loss [1]	(8,257)	(6,358)	(6,904)	(4,874)	(7,974)	(14,625)	(6,017)	(10,253)
Basic and diluted net loss per common share	(0.13)	(0.11)	(0.12)	(0.09)	(0.14)	(0.26)	(0.11)	(0.18)

1 As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Product sales of our once-daily tramadol product have tended to be variable over the last eight quarters. End users sales of our product have generally been trending upwards as we have continued to launch our once-daily tramadol product in various territories, and sales volume have generally increased in launched countries as our product continues to gain market share in most of these markets. In 2009, the increases in the second and third quarters were primarily the result of the launch of our product in the U.S. Certain markets, however, are underperforming, including the U.S., and we are working with our distributors to address the various market dynamics in these countries. As previously discussed, product sales for the three-month period ended March 31, 2010 were also negatively affected by a relatively lower Euro to Canadian currency exchange rate compared to previous quarters. Quarterly product sales can also be affected occasionally by particular reserves for price adjustments once they are committed to by us.

Licensing revenue has generally been stable quarter to quarter as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. A non-recurring licensing revenue was realized in the third quarter of 2008 when we reacquired the rights to our once-daily tramadol product in the United Kingdom from Recordati Ireland Ltd. As previously discussed, as of January 1, 2010, a change in the estimated period over which we are recognizing the balance of the up-front payment received from Purdue Pharma, considerably reduced the licensing revenue for the three month-period ending March 31, 2010.

Net loss has been variable over the last eight quarters, and is impacted primarily by the level of our research and development spending, and, more recently, by the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis, since the second quarter of 2008, and the level of our selling, general and administrative expenses, particularly with the pre-launch expenses with respect to OLEPTRO™, as well as the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars, and the resulting impact on our results of operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at March 31, 2010, we had an accumulated deficit of $281,882. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research contracts and interest income.

In June 2009, we amended our debt facility agreement with Hercules. Under the amended agreement, we have postponed the date from which we are required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and have changed the maturity date of the loan from December 1, 2011 to June 1, 2012. As of July 1, 2010, monthly payments for principal and interest will be US$932.

On November 24, 2009, we entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. On January 7, 2010, pursuant to a draw-down notice presented to the Purchaser on December 20, 2009, we received $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount. As at March 31, 2010, $24,000 of the SEDA is still available.

In February 2010, we completed a public offering resulting in net proceeds of approximately $22,046, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

Cash, cash equivalents and marketable securities totalled $43,280 as at March 31, 2010 compared to $24,504 as at December 31, 2009, an increase of $18,776, primarily as a result of the equity financing completed in February 2010 net of the funds used in operating activities. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation. As at March 31, 2010, our marketable securities were issued by an agency of the Canadian Federal government and the U.S. Treasury.

As at March 31, 2010, accounts receivable totalled $3,631 and consisted primarily of trade receivables. Research and development tax credits receivable totalled $1,502 and included the estimated refundable tax credits recorded during the year ended December 31, 2009 and the three-month period ended March 31, 2010. Inventories totalled $2,983 and consisted of raw materials including trazodone in anticipation of the launch of OLEPTRO™ in 2010, and intermediate finished product (primarily bulk tablets of once-daily tramadol). Accounts payable and accrued liabilities totalled $18,994 as at March 31, 2010 and included trade and other payables, accrued compensation expenses, restructuring costs related to the reduction in our workforce announced in November 2009 which is remaining to be paid, as well as patent litigation costs payable totalling $9,322. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the United States until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be paid. The patent litigation costs payable includes interest payable on the outstanding balance at the Wall Street Journal Prime Rate plus 2%, which was 5.25% as at March 31, 2010. Deferred revenue totalled $17,685 as at March 31, 2010 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadol-acetaminophen combination formulation. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, considering our recent public equity offering, and the US$26,000 to be received as part of our joint venture agreement with Gruppo Angelini, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, and funds available under our SEDA, should be sufficient to finance our operations and capital needs beyond March 31, 2011. However, in light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $6,440 for the three-month period ending March 31, 2010 compared to $5,754 for the corresponding period in 2009, increasing primarily as a result of our higher net loss. The impact of net changes in our other balance sheet items related to our operations represented an increase in funds of $3,613 in the three-month period ended March 31, 2010 compared to funds used of $2,045 for the corresponding period in 2009. This difference is primarily due to the timing of cash receipts and payments. During the three-month period ended March 31, 2010, our accounts receivable decreased as we collected more than we invoiced, and we also received payment for research and development tax credits claimed in 2008. In addition, our accounts payable increased during the current period as the significant pre-launch expenses of OLEPTRO™ were incurred or accrued towards the end of March 2010 and had not yet been paid.

Funds used in investing activities for 2010 amounted to $5,197 as a result of investing some of the proceeds for the equity financing completed in February 2010, compared to funds generated of $11,638 in the corresponding period in 2009, primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures have been kept minimal for the three-month period ended March 31 2010, as they had been for the corresponding period in 2009.

For 2009, funds generated by our financing activities amounted to $23,322 compared to funds used of $55 in 2009. The funds generated in 2010 reflect primarily the equity financing completed in February 2010, as well as the $1,000 drawdown on the SEDA.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $116 were issued to the lessors of our facilities in Ireland and in the U.S. as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $124 which have been classified as restricted investments.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in note 24 to the annual consolidated financial statements for the year ended December 31, 2009, as included in our annual report.

OUTSTANDING SHARE DATA

The number of shares outstanding as of May 5, 2010, is 71,571,641 and has increased by 3,700 since March 31, 2010 due to the exercise of stock options.

As at May 5, 2010, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed in February 2010, 13,529,412 warrants, were outstanding, and exercisable starting August 2010 until February 2013, the combination of two warrants allowing the holder to purchase one common share at US$2.30 per share.

The number of options outstanding as at May 5, 2010, is 5,553,883. Outstanding options have decreased by 147,850 since March 31, 2010 due to the expiry of 314,134 stock options, the forfeiture of 3,766 stock options, the exercise of 3,700 stock options, and the granting of 173,750 stock options.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board has announced that, effective January 1, 2011, International Financial Reporting Standards [“IFRS”] will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications, including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of March 31, 2010. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures; however, such impact may be material. Additional information will be provided as we move towards the changeover date.

	SELECTED	MILESTONES/DEADLINES	PROGRESS
	KEY ACTIVITIES		TO DATE
Accounting policies	Identify relevant differences	Assessment and quantification	Preliminary
and financial	between IFRS and our	of the significant effects of the	identification of IFRS
statement preparation	accounting policies and	changeover to be completed by	differences completed
	practices and design and	approximately the second	by the third-party
	implement solutions	quarter of 2010	experts and review by
management underway
	Evaluate and select one-time	Final selection of accounting
	and ongoing accounting	policy alternatives by the	Evaluation and selection
	policy alternatives	changeover date	of accounting policy
alternatives is ongoing
Benchmark findings with
	peer companies		Third-party experts are
assisting in the transition
Prepare financial statements
	and related note disclosures		Expected changes in
	to comply with IFRS		IFRS being monitored

Quantify the effects of
changeover to IFRS
Information	Identify and address IFRS	Changes to significant systems	No IFRS differences
technology and data	differences that require	and dual record-keeping	with significant system
systems	changes to financial systems	process to be completed in time	impacts have been
		for the second quarter of 2010	identified to date
Evaluate and select methods
	to address need for dual		Dual record-keeping
	recordkeeping during 2010		solution design is
	(i.e., IFRS and Canadian		underway
GAAP) for comparatives and
budget and planning
purposes in 2011
Internal control over	Revise existing internal	Changes to be completed by	Monitoring design of
financial	control processes and	the third quarter of 2010	solutions to address
reporting [“ICFR”]	procedures to address		IFRS differences to
	significant changes to	Management evaluation of new	permit concurrent
	existing accounting policies	or revised controls throughout	design or revision and
	and practices, including the	2010	implementation of
	need for dual recordkeeping		necessary internal
	during 2010	Update of the Chief Executive	controls
Officer/Chief Financial Officer
	Design and implement	certification process by the
	internal controls with respect	fourth quarter of 2010
to one-time changeover
adjustments and related
communications

	SELECTED	MILESTONES/DEADLINES	PROGRESS
	KEY ACTIVITIES		TO DATE
Disclosure controls	For changes to accounting	See ICFR deadlines above	Management’s
and procedures	policies and practices		Discussion and Analysis
[“DC&P”]	identified, assess the DC&P		disclosures have begun
design and effectiveness
implications
Training and	Provide training to affected	Timely training provided to	Selected training for
communication	employees of operating units	align with work under	resources directly
	and management	changeover – training to be	engaged in the
		completed by mid-2010	changeover and general
	Communicate progress of		awareness to broader
	changeover plan to internal	Communication of the effects	group of finance
	and external stakeholders	of changeover for 2011	employees
financial planning process, by
		the third quarter of 2010	Periodic internal and
external
communications about
our progress are ongoing

Third-party experts are
assisting in the transition
Business activities	Identify impact of	Changes to be completed by	No potential impact
	changeover on contractual	the third quarter of 2010	identified to date
arrangements, including
customer and supplier
agreements, financial
covenants and employee
compensation plans

Make any required changes
to arrangements and plans

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures [“DC&P”] to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting [“ICFR”] to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There were no changes in our ICFR that occurred during the period beginning on January 1, 2010 and ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our ICFR.